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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

MediaBin, Inc.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

58446U 10 3

(CUSIP Number)

Mr. Tarald Glastad, Glastad Holdings Ltd., PO Box 1350, 75 Fort St., George Town, Grand Cayman, Cayman Islands, 47 22478070 (Norway)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB contol number.

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 2 of 6

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Glastad Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO – Subject shares have been acquired upon conversion of Convertible Promissory Notes.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 19,924,013 8. Shared Voting Power N/A 9. Sole Dispositive Power 19,924,013 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,924,013

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 22.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 3 of 6

Item 1.      Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $.01 per share (“Common Stock”) of MediaBin, Inc., a Georgia corporation (“Issuer”). The principal executive offices of the Issuer are located at 3525 Piedmont Road, Seven Piedmont Center, Suite 600, Atlanta, Georgia 30305.

Item 2.      Identity and Background.

(a)	This statement is filed by Glastad Holdings Ltd., a Cayman Islands corporation (“Glastad Holdings”). The Executive Officers and Directors of Glastad Holdings are:

Executive Officers:	Huntlaw Corporate Services Ltd.—Secretary

Directors:	Bruce Putterill
Peter Stafford
Ron Tompkins
Tarald Glastad
Patrick Stephansen
Endre Glastad

(b)	The principal business addresses of Glastad Holdings and the Executive Officers and Directors of Glastad Holdings are as follows:

Glastad Holdings Ltd., Grev Wedels Plass 5, Oslo 0151, Norway

Bruce Putterill, Huntlaw Building, P.O. Box 1350 GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands

Peter Stafford, Huntlaw Building, P.O. Box 1350 GT, 75 Fort Street, George Town, Grand Cayman, Cayman
Islands

Ron Tompkins, P.O. Box 10501 APO, Grand Cayman, Cayman Islands

Tarald Glastad, 4th Floor, 10 Stratton Street, London W1J8DA, United Kingdom

Patrick Stephansen, 4th Floor, 10 Stratton Street, London W1J8DA, United Kingdom

Endre Glastad, Grev Wedels Plass 5, Oslo 0151, Norway

Huntlaw Corporate Services Ltd., PO Box 1350 GT, Grand Cayman, Cayman Islands.

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 4 of 6

(c)
Glastad Holdings is an investment company owning interests in companies in a number of diverse business activities. The investment portfolio of Glastad Holdings includes meaningful equity ownership of public and private companies.

The principal occupation of Tarald Glastad is company executive.

The principal occupations of the other Executive Officers and Directors of Glastad Holdings are as follows:

Bruce Putterill is lawyer at Hunter & Hunter.

Peter Stafford is lawyer at Hunter & Hunter.

Ron Tompkins is consultant and is self-employed.

Tarald Glastad is a company executive at Glastad Capital UK Ltd.

Patrick Stephansen is a company executive at Glastad Capital UK Ltd.

Endre Glastad is a company executive at Greenhouse AS.

(d)
During the last five years, neither Glastad Holdings Ltd. nor to the best knowledge of the person filing this Schedule, any of the Directors or Executive Officers of Glastad Holdings set forth above, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Glastad Holdings Ltd. nor Tarald Glastad nor, to the best knowledge of the persons filing this Schedule, any of the Directors or Executive Officers of Glastad Holdings set forth above, was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or jurisdiction of each Executive Office and Director is as follows:

Bruce Putterill:    British Dependent Territory

Peter Stafford:    British

Ronald Tompkins:    British

Tarald Glastad:    Norwegian

Patrick Stephansen:    Norwegian

Endre Glastad:    Norwegian

Huntlaw Corporate Securities Ltd:    Cayman Islands

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 5 of 6

Item 3.     Source and Amount of Funds and Other Consideration.

The subject shares have been acquired upon conversion of promissory notes evidencing loans made by Glastad Holdings to the Issuer, as more fully described in Item 4 below.

Item 4.     Purpose of Transaction.

Between March 23, 2000 and September 30, 2002, the Issuer and Glastad Holdings entered into five loan agreements (the “Loan Agreements”). Pursuant to the Loan Agreements, the Issuer borrowed an aggregate of $3,341,082 and the Issuer executed and delivered to Glastad Holdings, five promissory notes (the “Notes”) totaling $3,341,082. Each of the Loan Agreements provided that the principal and interest on the Notes would be converted into equity at such time as Issuer consummated an equity offering of sufficient size. The Loan Agreements also provided that the conversion would be at a discount to the price paid by new investors in the equity offering. On September 30, 2002 the Issuer and Glastad Holdings amended each of the Loan Agreements to provide that the entire amount of principal and interest of the Notes on such date would convert into shares of Issuer Common Stock at a conversion price of $.20 per share. The $.20 per share conversion price was in excess of the trading price of Issuer Common Stock on the conversion date. Accordingly, on September 30, 2002 the full amount of principal and interest under the Notes ($3,556,867) was converted into 17,784,335 shares of Issuer Common Stock. After the conversion of the Notes, Glastad Holdings owns 19,924,013 shares of Issuer Common Stock.

Item 5.     Interest in Securities of the Issuer.

(a)
Prior to the conversion of the Notes, Glastad Holdings owned 2,139,678 shares of Issuer Common Stock. Upon conversion of the Notes, Glastad Holdings received an additional 17,784,335 shares of Issuer Common Stock and now holds 19,924,013 shares, representing 22.4% of the issued and outstanding shares of Issuer Common Stock.

(b)	Glastad Holdings has sole voting power with regard to all 19,924,013 shares of Issuer Common Stock.

(c)
Except for the transactions to which this Schedule 13D relates, neither Glastad Holdings nor, to the best knowledge of the person filing this Schedule, any of the Executive Officers or Directors of Glastad Holdings has effected any transaction in shares of Issuer Common Stock during the past 60 days.

(d)	N/A

(e)	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

None.

CUSIP No.: 58446U 10 3	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2002 Glastad Holdings Ltd.

By:	/S/ PATRICK STEPHANSEN
Name:	Patrick Stephansen
Title:	Director